Exhibit 99.1

Sunlands Technology Group Announces Change to Board of Directors

BEIJING, July 11, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced the appointment of Mr. Yifan “Frank” Li to the Company’s Board of Directors (the “Board”) as an independent director, effective July 10, 2019. Mr. Li, who holds 20 years of experience in the areas of corporate financial management, M&A, principal investment, debt and equity offerings and risk management, will chair the Board’s audit committee.

Mr. Li most recently served as director and vice president of Geely Group, responsible for strategic investments, new business development and overseeing Geely’s financial holding companies. Prior to joining Geely, Mr. Li held CFO positions in various Chinese companies including Sanpower Group, China Zenix Auto International, Standard Water and Time Share Media, where he led initial public offerings and cross-border M&A transactions. Mr. Li received his MBA from the University of Chicago Booth School of Business, his master’s degree in accounting from the University of Texas at Dallas and his bachelor’s degree in world economics from Fudan University. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant.

The Board has determined that Mr. Li satisfies the requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and qualifies as an “audit committee financial expert.”

Mr. Li replaces Mr. Sam Hanhui Sun, who submitted his resignation as an independent director of the Company due to personal reasons, effective July 10, 2019. Mr. Sun will continue to serve as a special consultant to the Company after he ceases to be an independent director.

Mr. Peng Ou, the founder of the Company and chairman of the Board, commented, “We are grateful for the service Sam has provided to Sunlands’ Board since the IPO, and I want to personally thank him for his many contributions. We are also pleased to welcome Frank to the Board. Frank is an accomplished executive who embodies Sunlands’ values and brings with him a demonstrated track record of executive leadership and a wealth of deep financial knowledge. His 20 years of broad-based experience across industries will add a valuable perspective to our Board as we continue to bring our leading technology and educational content to China’s growing online post-secondary and professional education market.”

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.

Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 18256912232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

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